FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         February 20, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Annual Report - Chairman's Message

                               EXHIBIT LIST

Exhibit           Description

99.1     Annual Report - Chairman's Message

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: February 20, 2004

This document contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "project," "plan," "pro forma," and "intend" or future or conditional verbs, such as "will," "would," and "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Chairman's Message to Annual Shareholders' Meeting on February 3, 2004

Ladies and Gentlemen,

Please find below the text of my message to shareholders at the Annual Meeting of Sodexho Alliance on February 3, 2004.


Our Group's performance since its inception has been exceptional. In the past ten years, thanks to three major acquisitions in the United Kingdom, Scandinavia and North America, our revenues have grown seven-fold. Our Group net income has increased by an average of around 17% a year and our earnings per share by 9%.

For almost three years now, the Sodexho share has tracked the general downward trend in the stock market. Naturally, we could have done better during this period, but we have never hidden the fact that the necessary reorganization of our UK operations would impact our earnings. We have had to respond to rumors, occasionally negative opinions, and over-reaction to our market announcements. Previously, we could do no wrong, which was exaggerated; today, some people are trying to drag us down, which is equally unwarranted. These hasty judgments have made our stock more volatile and encouraged speculators, whose fast in-and-out trades allow them to pocket quick gains. We will do everything we can to protect you from these speculative trades and will consistently respond when people publish and discuss false information - as affirmed by our recent stance reported in the international press.

Fortunately, most of you have been shareholders for a long time and are loyal and committed to our Group, which has always paid you a good dividend since our IPO in 1983.

Today, in a stock market environment roiled by recent financial scandals, you are justifiably wondering: "Will Sodexho continue to increase the value of my investment" The answer, from both myself and the teams who lead the Group with me, is a resounding "yes".

This affirmation is supported by the following factors:

1.       The long-term outlook is good

There is still a large potential market to be won in all of our businesses and host countries. Sodexho is the global leader in Healthcare, Seniors and Defense, the segments offering the greatest potential. Excluding the United Kingdom, our organic growth was 2.4% in fiscal 2002 and 4.2% in fiscal 2003.

In addition, our financial model is excellent. Our businesses are not very capital intensive, with net capital expenditure representing just 1.9% of revenues in fiscal 2003. Cash flow from operations exceeded 390 million euro, enabling us to finance growth, reimburse debt and reward our shareholders.

2.       Our growth strategy is clear

Our growth strategy is clear, but since it is sometimes poorly understood by the financial community, I would like to explain in a little more detail our choice of businesses and geographic markets.

Our choice of businesses

We have two main businesses - food and management services and the issuance of service vouchers and cards - that are highly complementary.

We have defined our mission: "To Improve the Quality of Daily Life" for schoolchildren, university students and employees working in offices, plants and industrial parks, on large worksites, on oilfields and in mines, in deserts and polar regions. We also seek to improve the quality of life for hospital patients and staff and for seniors in their residences. We help correctional facility inmates reintegrate into society and find work.

What is Sodexho's real expertise? We specialize in services for companies, schools, healthcare institutions, defense facilities and remote sites. Each of these segments requires different people, with the appropriate skills, because the expectations of our customers are different.

Sometimes I hear people say that by delivering services other than food, we are diversifying. Not at all. Right from the beginning, we started to manage remote sites, becoming a sort of Club Med for large worksites, and we entered the hospital market with the global hospitality concept. We already have our hands full competing with Compass and Aramark without going up against Elyo, Dalkia, Serco, Johnson Controls, or Veolia for example, in their core businesses.

Now, what about our choice of geographic markets?

Our choice of geographic markets

As far back as 1971, we discovered two obvious facts. The first was that the potential of our markets was directly proportional to the number of inhabitants in a city, a region or a country. The second was that France, at that time the world's fourth largest economy, had less than 1% of the world's population.

This is one of the reasons why we are now present in 76 countries that are home to around 95% of the world's population. These countries may be divided into two categories:

- The richest countries. The concentration of wealth has accelerated in the past ten years. We have taken ample advantage of this movement and now have very solid positions in these countries, where most of the time we are number one or two in the market. Here, it is important that we outperform our competitors in terms of client satisfaction, organic development, employee motivation and growth in EBITA. The absolute priority is to return the margin in our UK operation to the Group EBITA margin within the next two or three years and to restore its growth momentum.

- The most populous countries that in 15, 30 or 50 years will become the world's richest, such as China, India, Russia and Brazil. We were pioneers in these countries, because as soon as they opened up, we followed our clients as they invested to win new markets or moved production offshore. We formed teams, trained nationals in our expertise and found new local clients. These investments in our human capital cost us a lot of money, but we will double or triple them, because we now have solid bases in these countries, where our potential markets are very large. The positive earnings impact will be felt only several years from now, but we will not sacrifice the future for short-term gains.

3.      We have a lot of room to increase our earnings.

We will be focusing on three points:

- Accelerating organic growth: improving the client retention rate from 93 to 95%; broadening our food services offering to increase the number of meals served on existing sites (in the US public schools segment, we increased the number of meals by 5.5% last year); and developing non-food services in each customer segment or sub-segment.

- Improving operational management, i.e., improving our EBITA and our margin.

The first improvement driver is gross profit. We are constantly striving to improve this key site performance indicator, with a focus on reducing the two main cost items, labor and food. We are now testing human resource planning systems that will enable us to optimize onsite staffing levels in response to anticipated needs.

Our purchasing volumes on each continent enable us to be very competitive around the world. Through menu management and recipe cataloging by client segment, we are reducing the number of core products, limiting the number of ingredients and negotiating directly with food manufacturers, with supply chain costs negotiated separately. But we can still make considerable improvement by developing synergies within the Group and, in the near future, we will push the process even further, contracting with food companies to prepare menu components that our teams will just have to assemble, reheat and serve.

Our second operational improvement driver is to decrease overheads as a percentage of revenues. In the past, we increased our overheads without questioning whether it was in the client's best interest - something that often happens in large companies. We are fully committed to correcting this drift, however, without sacrificing our development investments. We are on the right path.

- Implementing key performance indicators. Thanks to the efforts of our Strategic Planning and Control Department, the Chief Operating Officers and the members of the Executive and Operational Committees have defined key performance indicators for our businesses and developed a scorecard enabling us to track our progress quarterly, compare the performance of our different units and benchmark our results against our main competitors.

4.       Senior management is operating smoothly

Within a week after Chief Operating Officer Albert George fell ill last January, I divided his responsibilities among the five other Executive Committee members. We then met several times with the Selection Committee and, on June 12, the Board of Directors appointed Jean-Michel Dhenain and Michel Landel joint Chief Operating Officers.

     I also reaffirmed my decision to focus primarily on Group strategy, while overseeing the preparation of succession plans for our senior executives. A few months ago, we announced we were strengthening our management teams in North America, Continental Europe and in the United Kingdom and Ireland, as well as in our purchasing organization. These changes are now being carried out.

Today, both the Executive Committee and the Operational Committee (which is comprised of our top 20 executives) are operating efficiently. Each of them is aware of the progress that can be made for the Group. The members of our Operational Committee are known for their honesty and integrity, unlike the executives of companies that have been hit by scandals. Executive compensation and stock option grants are reasonable. You can therefore trust them.

I would like to take this opportunity to address a question that everyone is asking, which concerns my succession. It is true that I turned 74 last week. We therefore have to be prepared for two scenarios:

The first would be my sudden demise or full or partial disability. Ever since we hired our 1,000th employee, and at each stage in our development, I have always had a designated successor. This is still the case today; this individual's name is known only to the members of the Selection Committee and to my children, who have sworn in writing to keep it secret.

The second scenario is the one we have been implementing for the past four years, first to designate Albert George and then to replace him. This involves preparatory work by the Group Human Resources Department, the use of an outside consultant, and meetings by the Selection Committee and the Board of Directors. Today we are calmly, confidently and deliberately using the same process to prepare the next phase, which is my succession.

The Board

Your Board of Directors is a cohesive authority that acts in the interests of all shareholders and in the interest of the business. Its members are chosen for their expertise, experience and understanding of our businesses.

To support its decision-making process, the Board has created three specialized committees: the Selection Committee, the Compensation Committee and the Audit Committee.

During fiscal 2003, the Board of Directors met nine times, with an average attendance rate of 82%.

The Audit Committee met three time to discuss various issues, which included the company's accounting for retirement plan obligations, the impact of International Financial Reporting Standards (IFRS) on the consolidated financial statements and management's initiative to evaluate internal control procedures for the President's Report in order to comply with the recent French "Loi sur la Securite Financiere" and section 404 of the Sarbanes-Oxley Act in the United States. The Audit Committee also approved the Internal Audit Plan for fiscal 2004 and implemented a procedure for its pre-approval of audit and non-audit engagements of the Company's external auditors and their affiliates.

The Board of Directors appointed one of its members to evaluate its own operating procedures based on individual survey questionnaires. The results of this survey will be presented to the Chairman for discussion among the Board members in order to evaluate the need, if any, for a review of the Board's Internal Rules.

Fees paid to your Directors are the lowest of all companies included in the CAC 40 index, although their responsibilities are constantly increasing. Later, we will ask you to approve an adjustment of their fees over a two year period.

I would like to add that maintaining transparency with regard to all stakeholders is one of our core values. We are proud that, in a ranking prepared by Enjeux-Les Echos and DII, Sodexho was named the most transparent non-financial company in the CAC 40 index.


My fellow shareholders, to increase the value of your investment, the Board of Directors and senior management will focus all of the Group's energies on improving our ability to outperform the competition. Be confident in the future, because Sodexho's strengths are many:

- Our values: service spirit, team spirit, the spirit of progress and conviviality.

- Our mission: "Improve the Quality of Daily Life", which gives meaning to everything our team members do.

- Our worldwide  network and presence in 76 countries.

- Our strong competitive  positions.

- Our excellent financial model.

On behalf of the Board of Directors, I would like to thank all our clients for their trust, all our employees for their dedicated professionalism and efficiency, which every day ensures our success around the world, and our shareholders for their loyalty.


Pierre Bellon
Chairman and Chief Executive Officer